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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
 Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.


                                             001-13049 (CCA Prison Realty Trust)
                                             -----------------------------------
                                                    (Commission File Number)

                             CCA PRISON REALTY TRUST
        (which has been merged with and into Prison Realty Corporation)
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             (Exact name of registrant as specified in its charter)

        10 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215;
                                 (615) 263-0200
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Shares, $.01 Par Value; and
            8.0% Series A Cumulative Preferred Shares, $.01 Par Value
                           of CCA Prison Realty Trust
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [ ]               Rule 12h-3(b)(1)(ii)     [ ]
         Rule 12g-4(a)(1)(ii)     [ ]               Rule 12h-3(b)(2)(i)      [ ]
         Rule 12g-4(a)(2)(i)      [ ]               Rule 12h-3(b)(2)(ii)     [ ]
         Rule 12g-4(a)(2)(ii)     [ ]               Rule 15d-6               [X]
         Rule 12h-3(b)(1)(i)      [X]

 Approximate number of holders of record as of the certification or notice date:
                                      None*
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*   Following consummation of the merger of CCA Prison Realty Trust, a Maryland real estate investment trust, with and into Prison Realty Corporation, a Maryland corporation, with Prison Realty Corporation being the surviving corporation and the successor issuer to CCA Prison Realty Trust pursuant to Rule 12g-3.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Prison Realty Corporation, a Maryland corporation, as successor to CCA Prison Realty Trust, a Maryland real estate investment trust, by merger, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: January 29, 1999                    By: /s/ Vida H. Carroll
              --                             -----------------------------------
                                              Vida H. Carroll
                                              Chief Financial Officer, Secretary
                                                and Treasurer
                                              Prison Realty Corporation